# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TUCOWS INC /PA/, CIK 0000909494
CUSIP: 898697206
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 96 MOWAT AVENUE, TORONTO, Ontario Canada (A6), M6K 3M1
Date of event which requires filing of this statement: 10/22/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001557184

## Reporting persons
- Universal-Investment-Gesellschaft mbH: type of reporting person: investment company (IV), non-U.S. institution (FI); citizenship or place of organization: Germany (2M); does not affirm membership in a group (box b); sole voting power 560,873; shared voting power 560,873; sole dispositive power 560,873; shared dispositive power 560,873; aggregate amount beneficially owned 560,873 (5% of the class)

## Item 1. Issuer
Name of issuer: TUCOWS INC /PA/
Address of issuer's principal executive offices: 96 MOWAT AVENUE, TORONTO, ONTARIO, CANADA, M6K 3M1

## Item 2. Person Filing
Name of person filing: Universal Investment GmbH
Address of principal business office or, if none, residence: Europa-Allee 92-96 60486 Frankfurt am Main
Citizenship: Germany

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 560,873
Percent of class: 5.0
Sole power to vote or to direct the vote: 560,873
Shared power to vote or to direct the vote: 560,873
Sole power to dispose or to direct the disposition: 560,873
Shared power to dispose or to direct the disposition: 560,873

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Universal-Investment-Gesellschaft mbH: Regina von Hagen, Risk Manager (10/27/2026)